February 24, 2025

**<u>Via Federal Express</u>**

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

*Re:* ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit F of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe Exchange, Inc.

For Exhibit F, the Exchange is filing an amendment to provide the most recent, final versions of agreements circulated to Members and other Users of the Exchange. Singaporean Trading Permit Holder Supplemental Application Form has been added.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to update Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Corinne Klott

Corinne Klott
Assistant General Counsel
312-786-7793
Signature executed at 2:00pm on 02/24/25

Enclosures

| Form 1<br>Page 1<br>Execution Page | **U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549**<br><br>**APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT** | Date filed<br>(MM/DD/YY)<br><br>**02/24/25** | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

25000044

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Corinne Klott (Name) Assistant General Counsel (Title) Cboe Exchange, Inc. (312) 786-7793 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

**7EXECUTION:**

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 02/24/25 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: Corinne Klott [signature executed at 2:00pm on 02/24/25] (Signature) Corinne Klott, Assistant General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

**This page must always be completed in full with original, manual signature and notarization.**

**Affix notary stamp or seal where applicable.**

# Exhibit F

**Exhibit Request:**

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity; and
3. Any other similar materials.

**Response:**

Attached please find the following documents which have recently been added or updated:

1. Singaporean Trading Permit Holder Supplemental Application Form | New Document

# Cboe Exchange, Inc.
# Singaporean Trading Permit Holder
# Supplemental Application Form

The business organization referenced below ("Organization") represents and warrants to Cboe Exchange, Inc. ("Cboe Options") that as of the date of the Organization's application for a Trading Permit and on each day thereafter until the Organization's Trading Permit is terminated:

(i) where the Organization is incorporated or established in Singapore, resident or domiciled in Singapore or carries on business through a branch in Singapore, the Organization is an accredited investor, expert investor or a professional investor (each as defined below); and

(ii) where the Organization trades on behalf of persons in Singapore or permits persons in Singapore to have trading access through the Organization onto Cboe Options' markets, the Organization has in place measures to ensure that all such persons are accredited investors, expert investors or professional investors.

Please describe how the Organization meets the requirements for the above designation and attach any applicable documents to demonstrate satisfaction of these requirements:

The Organization is:

☐ a professional investor

☐ an accredited investor

☐ an expert investor

| Explanation: |
|---|
| |

In the event that the Organization has indicated above that it is an accredited investor, the Organization agrees to be treated as an accredited investor and agrees and acknowledges that Cboe Options has provided the Organization with details of the regulatory requirements that Cboe Options would be exempt from as a result of dealing with "accredited investors", as set out in the Schedule to this Supplemental Application Form. The Organization confirms that the Organization understands and accepts the consequent reduction in regulatory safeguards for "accredited investors".

The Organization consents, on its own behalf and on behalf of each third party individual to the collection, use and disclosure of personal data by Cboe Options, Cboe Futures Exchange, LLC and/or their related corporations, service providers and agents for all purposes in connection with: (a) assessing the Organization's application and managing its ongoing status as a Trading Permit Holder (if admitted); (b) verifying the identity of the Organization's executive officers, Responsible Persons or persons acting on behalf of the Organization; (c) carrying out the functions of the Cboe Options platform; (d) the administration, verification, processing and effecting of any transactions placed through the Cboe Options platform; (e) preventing, detecting and investigating any potential rule or regulatory violation and analyzing and managing commercial risks; (f) meeting the legal, regulatory, and/or reporting obligations of Cboe Options, CFE and/or their related corporations; (g) complying with any applicable rules, laws or regulations, regulatory policies, guidelines or industry codes, judgment, orders, directions or requests issued by any court, legal or regulatory bodies including rules and regulations relating to anti-money laundering and countering the financing of terrorism and the carrying out of audit checks, surveillance and investigation; (h) using aggregated data for market analysis, marketing and product development (i) providing lists of current Cboe Options Trading Permit Holders upon request, and (j) any purpose ancillary to the administration, operation, processing or management of the Cboe Options platform and the provision of services (including market research and the marketing of products and services of Cboe Options, CFE and/or their related corporations) and other general business purposes.

The Organization confirms and warrants that it has obtained the prior written consent and authorization of any third party individuals, including customers, employees, Responsible Persons and executive officers, for and on behalf of Cboe Options, CFE and/or their related corporations, service providers and agents to collect, use and disclose the information contained in this application for all purposes listed above.

For the purposes of this Supplemental Application Form,

(i) an "accredited investor" means:

- (a) an individual whose (1) net personal assets exceed S$2 million, or its equivalent in value in any other currency, (2) financial assets (net of any related liabilities) exceed S$1 million, or its equivalent in value in any other currency, or (3) income in the preceding 12 months is not less than S$300,000, or its equivalent in value in any other currency;
- (b) a corporation with net assets exceeding S$10 million in value or its equivalent in any other currency, as determined by its most recent audited balance sheet or, in the case of a corporation which is not required to prepare audited accounts regularly, a balance sheet of the corporation certified by it to give a true and fair view of the state of affairs of the corporation as of the date of the balance sheet, which date shall be within the preceding 12 months;
- (c) the trustee of a trust of which (1) all the beneficiaries are accredited investors; (2) all the settlers are accredited investors, have reserved to themselves all powers of investment and asset management functions under the trust, and have reserved to themselves the power to revoke the trust, or (3) all property and rights of any kind whatsoever held on trust for the beneficiaries of the trust exceed S$10 million in value (or its equivalent in any other currency);
- (d) an entity (other than a corporation) with net assets exceeding S$10 million in value (or its equivalent in any other currency);
- (e) a partnership (other than a limited liability partnership within the meaning of the Limited Liability Partnerships Act, Chapter 163A of Singapore) in which each partner is an accredited investor;
- (f) a corporation, the sole business of which is to hold investments and the entire share capital of which is owned by one or more persons, each of whom is an accredited investor; or
- (g) a person who holds a joint account with an accredited investor, in respect of dealings through that joint account;

(ii) an "expert investor" means:

- (a) a person whose business involves the acquisition and disposal, or the holding, of capital markets products, whether as principal or agent;
- (b) the trustee of such trust as the Monetary Authority of Singapore (the "MAS") may prescribe, when acting in that capacity; or
- (c) such other person as the MAS may prescribe;

(iii) a "professional investor" means:

- (a) a bank that is licensed under the Banking Act, Chapter 19 of Singapore;
- (b) a merchant bank that is licensed, or treated as having been granted a merchant bank license, under the Banking Act;
- (c) a finance company that is licensed under the Finance Companies Act, Chapter 108 of Singapore;
- (d) a company or society licensed under the Insurance Act, Chapter 142 of Singapore, as an insurer;
- (e) the Singapore Government;
- (f) a statutory body established under any Act in Singapore;
- (g) the Government of Singapore Investment Corporation Pte Ltd;
- (h) a pension fund;
- (i) a collective investment scheme, as defined under section 2(1) of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA");
- (j) a holder of a capital markets services license under the SFA;
- (k) a member of Cboe Options, being a person who is exempted from the requirement to hold a capital markets services license to carry on business in dealing in capital markets products that are securities, units in a CIS or specified exchange-traded derivatives contracts under paragraph 2(1)(a) of the Second Schedule to the Securities and Futures (Licensing and Conduct of Business)

Regulations (the “SF(LCB)R”);

(l) a member of Cboe Options, being a person who is exempted from the requirement to hold a capital markets services license to carry on business in dealing in capital markets products that are futures contracts under paragraph 3(1)(a) of the Second Schedule to the SF(LCB)R;

(m) a member of Cboe Options, being a person who is exempted from the requirement to hold a capital markets services license to carry on business in dealing in capital markets products that are over-the-counter derivatives contracts under paragraph 3A(1)(a) or (b) of the Second Schedule to the SF(LCB)R;

(n) a member of Cboe Options, being a person who is exempted from the requirement to hold a capital markets services license to carry on business in fund management in the Second Schedule to the SF(LCB)R, and who has assets under its management of not less than S$15 million;

(o) a headquarters company or Finance and Treasury Centre which carries on a class of business involving fund management but only to the extent that the business in fund management has been approved as a qualifying service in relation to that headquarters company or Finance and Treasury Centre under section 43E(2)(a) or 43G(2)(a) of the Income Tax Act, Chapter 134 of Singapore, as the case may be;

(p) a company in the Global Trader Programme of International Enterprise Singapore;

(q) a financial adviser licensed under the Financial Advisers Act, Chapter 110 of Singapore who uses CFE’s services solely for the purposes of trading for its own account; or

(r) a hedge fund that has assets under management of not less than S$15 million.

________________________________________
Name of Organization

________________________________________
Signature of Authorized Signatory

________________________________________
Name of Authorized Signatory

________________________________________
Title of Authorized Signatory

________________________________________
Date

# SCHEDULE
# INFORMATION ON REGULATORY SAFEGUARDS THAT DO NOT APPLY FOR “ACCREDITED INVESTORS”

Section 7 of the Securities and Futures Act, Chapter 289 of Singapore (the “**SFA**”) provides that no person shall establish or operate a market unless the person is an approved exchange or a recognized market operator (“**RMO**”). In determining whether a market operator should be regulated as an approved exchange or an RMO, the Monetary Authority of Singapore (the “**MAS**”) has stated in the Guidelines on the Regulation of Markets (the “**Guidelines**”) that it will consider whether the market is systemically-important and other relevant circumstances, including the nature of the investors or participants. A market that is widely used by retail investors (i.e. investors who are not accredited investors (“**AIs**”) or institutional investors) is more likely to be considered systemically important, and will therefore be required to be regulated as an approved exchange under the SFA.

In this regard, Cboe Exchange, Inc. (“**Cboe Options**”) is regulated by the MAS as an RMO and retail investors are not permitted to trade on Cboe Options’ markets. By indicating that you are an AI, you will be permitted to trade on Cboe Options’ markets. As an RMO, Cboe Options is not subject to the more onerous requirements that an approved exchange is subject to under the SFA, the Securities and Futures (Organised Markets) Regulations 2018 (the “**Markets Regulations**”) and the other regulations, notices and guidelines issued under the SFA.

This Schedule summarizes the main differences in the regulatory obligations that apply to approved exchanges and to RMOs. As an AI, you may trade on the markets operated by Cboe Options, but you will forego the additional regulatory safeguards that investors or participants would benefit from if they trade instead on an approved exchange.

Unless otherwise stated, references in this Schedule to “sections” are to sections of the SFA. References in this Schedule to “regs” are to regulations of the Markets Regulations, unless specified to be references to other subsidiary legislation.

| | | Approved Exchange | Recognised Market Operator | Comments |
|---|---|---|---|---|
| 1. | Access for participation<br><br>Section 15(1)(d) | Section 15(1)(d) provides that an approved exchange must ensure that access for participation in its facilities is subject to criteria that are fair and objective, and designed to ensure the orderly functioning of the market and to protect the interests of the investing public.<br><br>The Guidelines further provide that such criteria should not be unnecessarily restrictive and should not limit access to the market on grounds other than that of risks to the fair, orderly and transparent operations of the market. | | There is no similar statutory obligation for an RMO. |
| 2. | Business / listing rules<br><br>Sections 15(1)(e) and (f), 23, 24 and 25<br><br>Regs 17 and 18 | <u>Maintain business / listing rules</u><br><br>Section 15(1)(e) provides that an approved exchange must maintain business rules and where appropriate, listing rules that make satisfactory provision for a fair, orderly and transparent market and proper regulation and supervision of members. Reg 17 further sets out the content that should be included in the business rules or listing rules of an approved exchange, which includes the criteria to determine admission of persons to membership, continuing requirements for each member, and the class of securities, units in collective investment schemes or derivatives contracts that may be traded on the market.<br><br>Reg 18 provides that an approved exchange must consult its participants on proposed amendments to its business rules or listing rules unless the proposed amendment would have limited impact on its participants. Prior to making the amendment, the approved exchange must also notify the MAS of the proposed amendment, the purpose of which and the date it is intended to come into force.<br><br>Under section 24, the business rules of an approved exchange are deemed to be, and shall operate as, a binding contract between the approved exchange and each member, and between each member and every other member.<br><br><u>Enforcement of compliance</u><br><br>Section 15(1)(f) provides that an approved exchange must enforce compliance with its business rules and | | There are no similar statutory obligations relating to the maintenance, amendment and content of business / listing rules for an RMO. |

| | | | | |
|---|---|---|---|---|
| | | where appropriate, its listing rules. The Guidelines further state that the approved exchange is obliged to maintain continuing requirements that, among other things, facilitate the monitoring by the approved exchange of the compliance of the member with the business rules or listing rules of the approved exchange.<br><br>Section 25 provides for the power of the Singapore High Court to order observance or enforcement of the business rules or listing rules of an approved exchange. | | |
| 3. | Obligation to manage risks prudently<br><br>Sections 17, 35, 41 and 45 | Section 17 provides that an approved exchange must have systems and controls to manage risks as are adequate and appropriate for the scale and nature of its operations.<br><br>Section 29 provides an approved exchange must, in respect of any relevant product that is listed or permitted for trading on any organised market operated by the RMO, comply with requirements prescribed by regulations made under section 44 or Act or specified in directions issued under section 45 of Act relating to the limits that the approved exchange must establish on the number of open positions that may be held by any participant in respect of the relevant product. Additionally, an approved exchange must notify MAS that it has taken measures to comply with the requirements before listing or de-listing, or permitting the trading of, any relevant product on any organised market operated by the approved exchange; and after listing or permitting the trading of any relevant product on any organised market operated by the exchange.Section 45 further provides that the MAS may make regulations for the purpose of carrying out any obligation or requirements under the Act. | Section 35 provides that an RMO must ensure that the systems and controls concerning the assessment and management of risks to every organised market that the recognised market operator operates are adequate and appropriate for the scale and nature of its operations<br><br>Section 41 provides an RMO must, in respect of any relevant product that is listed or permitted for trading on any organised market operated by the RMO, comply with requirements prescribed by regulations made under section 44 or Act or specified in directions issued under section 45 of Act relating to the limits that the RMO must establish on the number of open positions that may be held by any participant in respect of the relevant product. Additionally, an RMO must notify MAS that it has taken measures to comply with the requirements before listing or de-listing, or permitting the trading of, any relevant product on any organised market operated by the RMO; and after listing or permitting the trading of any relevant product on any organised market operated by the RMO. | |
| 4. | Obligation to notify MAS<br><br>Sections 16 and 34<br><br>Regs 8 and 21 | Section 16 and Reg 8 provide that an approved exchange is required to notify the MAS of certain circumstances including:<br><br>(a) any material change in the information provided by the approved exchange in its application;<br><br>(b) any change to the type or number of organised markets it operates | Section 34 and Reg 21 provide that an RMO is required to notify the MAS of certain circumstances. This includes the same information specified in (a), (e), (g), (h), (i), (j), (k) of the preceding column as applied to an RMO and its participants.<br><br>In addition, an RMO must notify the MAS of any material disruption, material suspension or | As a result of Cboe Options' status as an RMO, Cboe Options is subject to fewer regulatory notification obligations. |

| | | | | |
|---|---|---|---|---|
| | | (c) the carrying on of any business other than such business or such class of businesses prescribed by regulations made under section 44 of the Act;<br><br>(d) the acquisition of a substantial shareholding in a corporation that carries on any business other than such business or such class of businesses prescribed by regulations made under section 44 of the Act;<br><br>(e) the approved exchange becoming aware of any financial irregularity or other matter which in its opinion may affect its ability to discharge its financial obligations or may affect the ability of a member of the approved exchange to meet its financial obligations to the approved exchange;<br><br>(f) any reprimand, fine, suspension, expulsion or disciplinary action taken against a member;<br><br>(g) any civil or criminal legal proceeding instituted against the approved exchange;<br><br>(h) any disciplinary action taken against the approved exchange by a regulatory authority;<br><br>(i) any change[1] to the regulatory requirements imposed on the approved exchange by any regulatory authority;<br><br>(j) any compromise of the integrity or security of the transmission or storage of any user information of the approved exchange; and<br><br>(k) any action taken or intended to be taken to restore the integrity and security of the transmission or storage of that user information.<br><br>(l) any disruption, suspension or termination of, or delay in, any trading procedure or trading practice of the approved exchange (including any disruption, suspension, termination or delay resulting from any system failure) that has a severe and widespread impact on the approved exchange's operations;<br><br>(m) any other disruption, suspension or termination of, or delay in, any trading procedure or trading practice of the approved exchange (including any disruption, suspension, termination or delay resulting from any system failure); and | material termination of, or delay in, any trading procedure or trading practice of the recognised market operator (including any material disruption, suspension, termination or delay resulting from any system failure);or if the RMO becoming aware of any acquisition or disposal of a substantial shareholding in the RMO. | |

[1] In the case of an RMO, reg 23(1)(c) refers to a "material" change instead.

| | | | | |
|---|---|---|---|---|
| | | (n) any intention on the part of the approved exchange to enter into negotiations to establish a trading linkage, clearing arrangement or cooperative arrangement with any person establishing or operating any other organised market, clearing facility or trade repository.<br><br>An approved exchange is also required to:<br><br>(i) submit a report to the MAS of the circumstances relating to the occurrence of events in (g), (h), (l) or (m) above, the remedial actions taken at the time of the occurrence and the subsequent follow-up actions that the approved exchange has taken or intends to take; and<br><br>(ii) prior to entering into negotiations to establish a trading linkage, clearing arrangement or co-operative arrangement with the person establishing or operating an overseas market or clearing facility, notify the MAS of such intent to enter into negotiations within a reasonable period of time.<br><br>The MAS may after receiving notification of any of the abovementioned circumstances, issue directions to the approved exchange including:<br><br>(i) where the notification relates to a matter referred to in (c) above, to cease carrying on the business, or to carry on such business subject to conditions or restrictions; and<br><br>(ii) where the notification relates to a matter referred to in (d) above, to dispose of such shareholding, or to exercise its rights relating to such shareholding subject to conditions or restrictions. | | |
| 5. | Obligation to submit periodic reports<br><br>Sections 19 and 37<br><br>Regs 9 and 22 | An approved exchange is required to submit to the MAS —<br><br>(a) its financial statements, directors' report and auditors' long form report;<br><br>(b) its profit and loss accounts and balance-sheet for the preceding quarter;<br><br>(c) a report on how the approved exchange has discharged its responsibilities under the SFA and the Markets Regulations during that financial year;<br><br>(d) the balance-sheet of its fidelity fund;<br><br>(e) where the approved exchange operates an | An RMO is required to submit to the MAS —<br><br>(a) its financial statements; and<br><br>(b) such other report as the MAS may require for the proper administration of the SFA. | As a result of Cboe Options' status as an RMO, Cboe Options is subject to fewer regulatory reporting obligations. |

| | | | | |
|---|---|---|---|---|
| | | organised market at which offers or invitations to exchange, sell or purchase specified products are made, Forms 6 and 7; and<br><br>(f) where the approved exchange operates an organised market at which offers or invitations to exchange, sell or purchase derivatives contracts are made or an organised market prescribed under paragraph 1(1)(*b*) of the First Schedule to the Act, a report in Form 8: and<br><br>(f) such other report as the MAS may require for the proper administration of the SFA. | | |
| 6. | Obligation to maintain confidentiality<br><br>Sections 21 and 39<br><br>Regs 10 and 23 | An approved exchange and its officers and employees are required to maintain the confidentiality of user information that comes to the knowledge of the approved exchange or any of its officers or employees; or is in the possession of the approved exchange or any of its officers or employees, save for any disclosure of user information which is authorized by the MAS, or written law or order of court in Singapore, or for prescribed purposes or in prescribed circumstances. | An RMO and its officers and employees are required to maintain the confidentiality of user information that comes to the knowledge of the RMO or any of its officers or employees; or is in the possession of the approved exchange or any of its officers or employees, save for any disclosure of user information which is authorized by the MAS, or written law or order of court in Singapore, or for prescribed purposes or in prescribed circumstances. | |
| 7. | Control of substantial shareholding<br><br>Section 27<br><br>Regs 10 and 23 | No person shall become a substantial shareholder, a 12% controller or a 20% controller of an approved exchange without the MAS' prior approval.<br><br>The MAS has the power to direct the transfer or disposal of all or any of the shares of an approved exchange in which a substantial shareholder, 12% controller or 20% controller of the approved exchange has an interest in order to secure compliance with section 27. | RMOs are required to notify the MAS upon becoming aware of an acquisition or disposal of substantial shareholdings in an RMO under reg 23.<br><br>However, under section 14, the MAS may revoke the recognition of an RMO if the corporation fails to satisfy the MAS that the substantial shareholders are fit and proper persons, or if the MAS is not satisfied as to the financial standing of any of its substantial shareholders. The substantial shareholders of an RMO are also required to be fit and proper under the MAS' Guidelines on Fit and Proper Criteria. | An RMO may undergo a change of control without MAS' approval being required for the new controllers. |
| 8. | Appointment of directors and key persons<br><br>Sections 15(1)(i) and 28<br><br>Regs 19 and 20 | Section 15(1)(i) provides that an approved exchange must ensure that it appoints or employs fit and proper persons as its chairperson, chief executive officer, directors and key management officers.<br><br>Section 28 provides that an approved exchange is required to obtain the MAS' approval when appointing a person as its chairperson, chief executive officer or | - | There is no similar requirement for an RMO to obtain the MAS' approval when appointing its chairman, chief executive officer, director or other key persons.<br><br>However, under section 14, the MAS may revoke the recognition of an RMO |

| | | | | |
|---|---|---|---|---|
| | | director. The MAS may also by notice in writing require an approved exchange to obtain the MAS' approval for the appointment of any person to any key management position or committee of the approved exchange.<br><br>An approved exchange is required to give written notice to the MAS of the resignation or removal of its chairperson, chief executive officer, director or other key persons referred to in any notice issued by the MAS under section 28. | | if the corporation fails to satisfy the MAS that its officers and employees are fit and proper persons. The directors, chief executive officer and equivalent persons of an RMO are also required to be fit and proper under the MAS' Guidelines on Fit and Proper Criteria. |
| 9. | Board composition and board committees<br><br>Securities and Futures (Corporate Governance of Approved Exchanges, Approved Clearing Houses, Licensed Trade Repositories and Approved Holding Companies) Regulations 2024 ("**Corporate Governance) Regulations**") | The Corporate Governance Regulations apply to the board of directors of an approved exchange. In particular, the board must comprise at least one-third of members of whom are Singapore citizens or permanent residents; and at least a majority of directors who are independent directors. If a single substantial shareholder holds 50% or more of the share capital or the voting power in a regulated institution, the board may be comprised of at least one-third of members whom are Singapore citizens or permanent residents, at least a majority of directors who are independent from management and business relationships with the regulated institution, and at least one-third of directors who are independent directors<br><br>An approved exchange is also not permitted to appoint any of its executive directors as the chairperson of the board of directors.<br><br>An approved exchange is required to have a nominating committee, a remuneration committee, an audit committee, a conflicts committee, and a risk management committee. | - | There are no similar requirements imposed on an RMO's board of directors. |
| 10. | Listing of securities<br><br>Section 30 | The securities of an approved exchange shall not be listed for quotation on a securities market that is operated by the approved exchange or any of its related corporations unless the approved exchange and the operator of the securities market have entered into arrangements as the MAS may require for dealing with conflicts of interest and to ensure the integrity of the trading of the securities or securities-based derivatives contracts of the approved exchange.<br><br>If the securities or securities-based derivatives contracts of the approved exchange are so listed, the listing rules of the securities market shall be deemed to | - | There is no equivalent regulation of listing of the securities of an RMO. |

| | | | | |
|---|---|---|---|---|
| | | allow the MAS to act in place of the market operator in making decisions and taking action, or to require the market operator to make decisions and to take action on behalf of the MAS, on —<br><br>(a) the admission or removal of the approved exchange to or from the official list of the securities market; and<br><br>(b) granting approval for the securities or securities-based derivatives contracts of the approved exchange to be, or stopping or suspending the securities or securities-based derivatives contracts of the approved exchange from being, listed for quotation or quoted on the securities market.<br><br>The MAS may also, by notice in writing to the market operator, modify the listing rules of the securities market for the purpose of their application to the listing for quotation or trading of the securities or securities-based derivatives contracts of the approved exchange or waive the application of any listing rule of the securities market to the approved exchange. | | |
| 11. | MAS' powers in respect of auditors<br><br>Section 31 | An auditor of an approved exchange is required to immediately send to the MAS a written report of certain matters including:<br><br>(a) any matter, in the auditor's opinion, adversely affects or may adversely affect the financial position of the approved exchange to a material extent;<br><br>(b) any matter , in the auditor's opinion, which constitutes or may constitute a breach of the SFA or an offence involving fraud or dishonesty; or<br><br>(c) any irregularity that has or may have a material effect upon the accounts of the approved exchange.<br><br>The MAS may also impose additional duties on an auditor of an approved exchange and the approved exchange shall remunerate the auditor accordingly. | - | There is no similar statutory obligation in respect of the auditors of an RMO. |
| 12. | Emergency powers of MAS<br><br>Section 46AA | Where the MAS has reason to believe that an emergency exists, or thinks that it is necessary or expedient in the interests of the public or a section of the public or for the protection of investors, the MAS may direct by notice in writing an approved exchange or RMO to take such action as it considers necessary to maintain or restore the fair, orderly and transparent operation of the organised markets operated by the | The statutory obligation for an RMO is the same as an approved exchange. | |

| | | | | |
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| | | approved exchange or RMO, as the case may be.<br><br>Where the approved exchange or RMO fails to comply with any direction of the MAS within such specified time, the MAS may (a) set margin levels in any capital markets products or class of capital markets products to cater for the emergency; (b) set limits that may apply to positions acquired in good faith by any person prior to the date of the notice issued by the MAS; or (c) take such other action to maintain or restore the fair, orderly and transparent operation of the organised markets operated by the approved exchange or RMO. | | |
| 13. | Investor compensation scheme<br><br>Part XI of the SFA<br><br>Reg 16 | Under Part XI of the SFA, an approved exchange is required to establish, keep and administer a fidelity fund to, *inter alia*, compensate any person (other than an accredited investor) who suffers pecuniary loss because of a defalcation committed in the course of, or in connection with, a dealing in capital markets products; by a member of the exchange; and in relation to any money or other property which, after the establishment of the fidelity fund was entrusted to or received by that member or by any of its agents for or on behalf of any other person; or by that member either as the sole trustee or as trustee with any other person or persons, or by any of its agents as trustee or for or on behalf of the trustees of that money or property..<br><br>The fidelity fund may also be applied under certain circumstances if a member of the approved exchange is bankrupt, or is being wound up. | - | There is no similar statutory obligation for an RMO. |
| 14. | Registration of trading personnel<br><br>Reg 15 | An approved exchange shall not allow any person – (a) in or around any pit or other place provided by the approved exchange for trading of derivatives contracts, to purchase or sell any derivatives contract for that person's own account or for another person, or (b) to use any electronic system provided by the approved exchange, to purchase or sell any derivatives contract (either in that person's capacity as an employee or agent of a member of the approved exchange; or directly without any intermediary, for that person's own account or for another person)unless that person is properly registered with the approved exchange. | - | There is no similar statutory obligation for an RMO. |
| 15. | Business continuity plan<br><br>Regs 11 and 24 | An approved exchange is required to maintain at all times a business continuity plan setting out the procedures and establishing the systems necessary to restore fair, orderly and transparent operations of any | An RMO is required to maintain a business continuity plan and review the procedures and systems on a regular basis. | There is no obligation for an RMO to notify the MAS of matters relating to its business continuity plan. |

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| | | market it operates, in the event of any disruption to the operations of the market, and is required to review such procedures and systems on a regular basis.<br><br>An approved exchange is also required to notify the MAS of any activation of its business continuity plan, actions taken or intended to be taken to restore fair, orderly and transparent operations, and material changes to the business continuity plan. | | |
| 16. | Regulation of holding companies<br><br>Part IIIA of the SFA<br><br>Securities and Futures (Approved Holding Companies) Regulations 2005 ("**Approved Holding Companies Regulations**")<br><br>Corporate Governance Regulations | The holding company of an approved exchange is required to be approved by the MAS as an approved holding company under section 81U.<br><br>Approved holding companies are subject to ongoing compliance requirements under Part IIIA of the SFA, the Approved Holding Companies Regulations and the Corporate Governance Regulations. This includes for instance, the obligation to submit periodic reports, the obligation to assist the MAS and the obligation to maintain confidentiality. | - | There is no similar regulation by the MAS of the holding company of an RMO. |